EXHIBIT 99.1

HEXO Provides Integration Update

OTTAWA, Nov. 09, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NASDAQ: HEXO), today provided an update on the execution of its ongoing integration plan following its recent acquisitions of Redecan, Zenabis Global Inc. (“Zenabis”) and 48North Cannabis Corp. (“48North”). In the coming months, HEXO will cease operations at three production sites to centralize product cultivation, manufacturing, and distribution at its core facilities.

"As part of the integration planning process, we completed a comprehensive evaluation of all HEXO facilities to review their capabilities, capacity, and efficiency, and made the decision to centralize operations at our core facilities. This decision is key to achieving our immediate priority of integrating our recent acquisitions to drive growth and profitability through the commercialization of cannabis consumer packaged goods products. We are confident that our core sites, combined with strategic partnerships, will ensure sufficient supply of high-quality cannabis to meet demand," said Scott Cooper, President & CEO, HEXO. “This was a very difficult decision, but it is a key component of our integration plan, and one that we believe best positions HEXO for continued growth. I would like to thank all of the employees at Kirkland Lake, Brantford and Stellarton for their efforts, dedication and professionalism in helping build HEXO.”

HEXO made the decision to decommission the:

  Kirkland Lake, Ontario facility, which was acquired through the 48North acquisition, effective on January 31, 2022.
  Brantford, Ontario facility, which was acquired through the 48North acquisition, effective on January 31, 2022.
  Stellarton, Nova Scotia facility, which was acquired through the Zenabis acquisition, effective February 28, 2022.

These facilities are not considered material to HEXO’s integrated operations.

HEXO is working closely with employees to reduce the impact of the decommissioning of these facilities. This includes relocating employees who take on roles at one of HEXO’s core facilities and supporting those who are not able to relocate with their search for employment. Approximately 155 employees are impacted by this decision.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations: invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com